Exhibit 5.2
[Letterhead of American International Group, Inc.]
August 9, 2010
American International Group, Inc.
70 Pine Street
New York, New York 10270
Ladies and Gentlemen:
     In connection with the registration under the Securities Act of 1933 (the “Act”) of an indeterminate aggregate principal amount of unsecured senior, subordinated and junior debt securities of American International Group, Inc., a Delaware corporation (the “Company”), I, as Senior Vice President and Deputy General Counsel of the Company, have examined such corporate records, certificates and other documents, and such questions of law, as I have considered necessary or appropriate for the purposes of this opinion.
     Upon the basis of such examination, I advise you that, in my opinion, when the post-effective amendment to the registration statement relating to the Securities (the “Registration Statement”) has become effective under the Act, the indentures (each, an “Indenture”) relating to the senior debt securities, subordinated debt securities and junior subordinated debt securities (each, a “Security”) have been duly authorized, executed and delivered, the terms of a particular Security and of its issuance and sale have been duly established in conformity with the Indenture under which it is to be issued so as not to violate any applicable law or result in a default under or breach of any agreement or instrument binding upon the Company and so as to comply with any requirement or restriction imposed by any court or governmental body having jurisdiction over the Company, and the Securities have been duly executed and authenticated in accordance with the related Indenture and issued and sold as contemplated by the Registration Statement, the basic prospectus included therein and the appropriate prospectus supplement or supplements, the Securities will constitute valid and legally binding obligations of the Company, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.
     In connection with my opinion set forth above, I note that, as of the date of this opinion, a judgment for money in an action based on Securities denominated in foreign currencies or currency units in a Federal or state court in the United States ordinarily would be enforced in the United States only in U.S. dollars. The date used to determine the rate of conversion of the foreign currency or currency unit in which a particular Security is denominated into U.S. dollars will depend upon various factors, including which court renders the judgment. In the case of a Security denominated in a foreign currency, a state court in the State of New York rendering a judgment on such Security would be required under Section 27 of the New York Judiciary Law to render such judgment in the foreign currency in which the Security is denominated, and such judgment would be converted into U.S. dollars at the exchange rate prevailing on the date of entry of the judgment.

     The foregoing opinion is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware, and I am expressing no opinion as to the effect of the laws of any other jurisdiction.
     I have relied as to certain factual matters on information obtained from public officials, officers of the Company and other sources believed by me to be responsible.
     I hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Act.
Very truly yours,
/s/  Kathleen E. Shannon